                                            Filed pursuant to Rule 424(b)(2)
                                            Registration No. 333-45223


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued July 22, 1998)

(To Prospectus Dated February 13, 1998)

                                  $300,000,000

                           Bausch & Lomb Incorporated

$100,000,000      % Putable/Callable Notes Due August   , 2011, Putable/Callable
                                August   , 2001
$100,000,000      % Putable/Callable Notes Due August   , 2013, Putable/Callable
                                August   , 2003
$100,000,000      % Putable/Callable Notes Due August   , 2025, Putable/Callable
                                August   , 2005
                            ------------------------
  INTEREST ON THE     % PUTABLE/CALLABLE NOTES DUE AUGUST   , 2011 (THE "2011
   NOTES"), THE     % PUTABLE/CALLABLE NOTES DUE AUGUST     , 2013 (THE "2013
  NOTES") AND THE     % PUTABLE/CALLABLE NOTES DUE AUGUST   , 2025 (THE "2025
   NOTES" AND, TOGETHER WITH THE 2011 NOTES AND THE 2013 NOTES, THE "OFFERED
   SECURITIES") IS PAYABLE ON FEBRUARY   AND AUGUST   OF EACH YEAR COMMENCING
FEBRUARY   , 1999. THE 2011 NOTES, 2013 NOTES AND THE 2025 NOTES WILL MATURE ON
AUGUST   , 2011, AUGUST   , 2013 AND AUGUST   , 2025, RESPECTIVELY. THE OFFERED
  SECURITIES ARE REDEEMABLE AS SET FORTH HEREIN UNDER "DESCRIPTION OF OFFERED SECURITIES." THE OFFERED SECURITIES HAVE NO SINKING FUND PROVISIONS. EACH SERIES
  OF OFFERED SECURITIES WILL BE REPRESENTED BY A GLOBAL NOTE REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITORY TRUST COMPANY ("DTC"), WHICH WILL ACT AS
THE DEPOSITARY (THE "DEPOSITARY"). BENEFICIAL INTERESTS IN THE GLOBAL NOTES WILL
   BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS
    MAINTAINED BY THE DEPOSITARY AND, WITH RESPECT TO THE BENEFICIAL OWNERS' INTERESTS, BY THE DEPOSITARY'S PARTICIPANTS. EXCEPT AS DESCRIBED IN THE
PROSPECTUS, OFFERED SECURITIES IN DEFINITIVE FORM WILL NOT BE ISSUED. SETTLEMENT
   FOR THE OFFERED SECURITIES WILL BE IN SAME-DAY FUNDS. SEE "DESCRIPTION OF
                   OFFERED SECURITIES -- BOOK-ENTRY SYSTEM."
                            ------------------------
 APPLICATION WILL BE MADE TO LIST THE OFFERED SECURITIES ON THE NEW YORK STOCK
                                    EXCHANGE
                            ------------------------
     Concurrently with the offering of the Offered Securities (the "Offering"), the Company is offering an additional $200,000,000 aggregate principal amount of
its      % Debentures Due July   , 2028 (the "Debentures Offering"). The
closings of the Offering and the Debentures Offering are not conditioned upon each other.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                                             UNDERWRITING DISCOUNTS          PROCEEDS TO
                                                       PRICE TO PUBLIC(1)       AND COMMISSION(2)           COMPANY(3)(4)
                                                       ------------------    ----------------------         -------------
Per 2011 Note.......................................           %                        %                         %
Per 2013 Note.......................................           %                        %                         %
Per 2025 Note.......................................           %                        %                         %
Total...............................................           $                        $                         $

------------

(1) Plus accrued interest, if any, from August   , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $        .

(4) Represents consideration for the Offered Securities, which includes consideration paid to the Company pursuant to the Remarketing Agreements described herein.
                            ------------------------
     The Offered Securities are offered by the Underwriters named below, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Offered Securities will be
made on or about August   , 1998 through the book-entry facilities of the
Depositary against payment therefor in immediately available funds.
                            ------------------------
                The Managers for the Offering of the 2011 Notes are:

MORGAN STANLEY DEAN WITTER                              WARBURG DILLION READ LLC
CITICORP SECURITIES, INC.                                           HSBC MARKETS
                            DEUTSCHE BANK SECURITIES

              The Managers for the Offering of the 2013 Notes are:
WARBURG DILLON READ LLC                                        J.P. MORGAN & CO.
CITICORP SECURITIES, INC.                                           HSBC MARKETS
                            DEUTSCHE BANK SECURITIES

              The Managers for the Offering of the 2025 Notes are:
J.P. MORGAN & CO.                                        WARBURG DILLON READ LLC
CITICORP SECURITIES, INC.                                           HSBC MARKETS
                            DEUTSCHE BANK SECURITIES

July   , 1998

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
The Company.................................................   S-3
Use of Proceeds.............................................   S-3
Ratio of Earnings to Fixed Charges..........................   S-3
Recent Developments.........................................   S-3
Description of Offered Securities...........................   S-6
United States Federal Income Taxation.......................  S-15
Underwriting................................................  S-18
Legal Matters...............................................  S-19

                            PROSPECTUS
Additional Available Information............................     3
Documents Incorporated by Reference.........................     3
The Company.................................................     4
Recent Developments.........................................     4
Use of Proceeds.............................................     5
Description of Debt Securities..............................     5
Plan of Distribution........................................    10
Experts.....................................................    11
Validity of Debt Securities.................................    11

     This Prospectus Supplement should be read in conjunction with the accompanying Prospectus, dated February 13, 1998, of Bausch & Lomb Incorporated (the "Company"). The Prospectus describes the Indenture, dated as of September 1, 1991, as supplemented (the "Indenture"), between the Company and Citibank, N.A., as trustee ("Trustee"). The Offered Securities will be issued pursuant to the Indenture.

                                  THE COMPANY

     Bausch & Lomb Incorporated is a global eye care company dedicated to helping consumers see, look and feel better through innovative technology and design. Its core businesses include soft and rigid gas permeable contact lenses, lens care products, premium sunglasses, ophthalmic surgical and pharmaceutical products. The Company's brands include Bausch & Lomb(R), Ray-Ban(R), Arnette(TM), SofLens66(TM), Boston(R), Killer Loop(R), ReNu(R), Revo(R) and Storz(R). Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the Company has annual revenues of approximately $2.5 billion and employs more than 15,000 in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. The Company's executive offices are located at One Bausch & Lomb Place, Rochester, New York 14604, telephone number
(716) 338-6000.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Offered
Securities are estimated at $          after the deduction of the underwriting
discount and of the estimated expenses payable by the Company. The Company intends to use the net proceeds of the Offering, including certain payments under the Remarketing Agreements (as defined below), for repayment of outstanding short-term debt which was incurred, in part, to finance the Company's acquisition of Chiron Vision Corporation and Storz Instrument Company and certain related affiliates as described in the Prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents the Company's ratio of earnings to fixed charges for the periods shown.

THREE MONTHS ENDED       YEAR ENDED DECEMBER 31,
------------------   --------------------------------
  MARCH 28, 1998     1997   1996   1995   1994   1993
------------------   ----   ----   ----   ----   ----
      (1.85)*        3.04   4.16   5.46   3.71   7.06

---------------
* Excluding the effects of the restructuring charges and the charge for purchased-in-process research and development charges from the surgical acquisitions in 1998, the ratio of earnings to fixed charges at March 28, 1998 would have been 1.56.

     For the purpose of this ratio: (i) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.

                              RECENT DEVELOPMENTS

     On July 21, 1998, the Company announced the results of its second quarter ended June 27, 1998. Revenues from ongoing product lines for the second quarter were $629.5 million, up 24% from the $507.2 million reported in the second quarter of 1997. This comparison excludes $5.0 million in 1997 second-quarter revenues from the thin film technology business, which was divested in December 1997, as well as $5.6 million in 1998 second-quarter revenues and $11.0 million in 1997 second-quarter revenues from the skin care business, which was divested on May 21, 1998. The comparison includes $104.1 million in 1998 second-quarter revenues generated by the pharmaceuticals and surgical product lines of the former Chiron Vision Corporation and Storz Instrument Company, which were acquired by the Company at the beginning of the

1998 fiscal year. Adjusted for changes in foreign currency exchange rates, second-quarter revenues from ongoing product lines were up 28%.

     Excluding certain purchase accounting adjustments and other items recorded in the second quarter of 1998 and in the second quarter of 1997, the Company reported net earnings of $37.8 million, or $.67 per share, for the second quarter of 1998 compared to earnings in the same period last year of $38.5 million, or $.69 per share.

     The Company's 1998 second-quarter earnings were reduced by $10.2 million after taxes, or $.18 per share, related to purchase accounting adjustments to the reported cost of the inventories acquired with Chiron Vision and Storz Instruments. The Company also recorded an after-tax charge of $5.1 million, or $.09 per share, as the final charge in connection with the strategic restructuring program it announced in April 1997. In addition, the Company recorded an after-tax gain of $33.0 million, or $.58 per share, in connection with the sale of its skin care business.

     Including these items recorded in the second quarter of 1998 and a restructuring charge recorded in the same period of 1997, the Company reported earnings of $55.5 million, or $.98 per share, for the second quarter of 1998 compared to $20.3 million, or $.36 per share in the second quarter of 1997.

     On a geographic basis, ongoing revenues in the U.S. increased 27% from the same period last year, and constituted 49% of total Company sales from ongoing businesses. Outside the U.S., revenues from ongoing businesses grew 21%, and were up 28% when adjusted for currency rate changes.

     Through the end of the second quarter of 1998, revenues from ongoing product lines were $1,168.9 million, up 24% from the $941.7 million reported in the same period in 1997. The 1998 figure excludes $19.2 million in revenues from the divested skin care business, and the 1997 figure excludes $32.8 million in revenues from the divested skin care and thin film technology businesses. Net earnings excluding restructuring charges, purchase accounting adjustments and the gain from the sale of the skin care business were $52.0 million, or $.93 per share, in the first half of 1998, compared to $56.3 million, or $1.01 per share, in the first six months of 1997. These items reduced net earnings to $6.1 million, or $.11 per share in 1998, and $23.5 million, or $.42 per share, in 1997.

SECOND-QUARTER RESULTS BY BUSINESS

     Revenues in the Company's vision care business rose 4%, or 8% when adjusted for currency changes. Sales of contact lenses increased 13% on a constant-dollar basis, driven by continued strong growth in the Company's disposable and planned replacement contact lens lines and sales of the Company's SofLens(R) one day disposable lenses in Europe that were more than double 1997's level. Revenues from lens care products were up 4% when adjusted for currency, reflecting strong growth and market share gains for the company's ReNu(R) line of multipurpose lens care products.

     Ongoing revenues from the Company's eyewear business were down 2% from the second quarter of 1997, and rose 1% when adjusted for currency changes. Sunglass revenues in the U.S. rose 1%, despite lower sales to Sunglass Hut International that reflected lower inventory carrying requirements. Outside the U.S., eyewear revenues in constant dollars for the second quarter of 1998 were flat with revenues in the same period of 1997.

     Revenues from the Company's pharmaceuticals/surgical businesses were $162.9 million in the second quarter of 1998, versus $54.0 million in the same period a year earlier, reflecting the addition of the former Chiron Vision and Storz product lines. Pharmaceutical revenues rose 17%, or 19% when adjusted for currency changes, benefiting from acquired product lines, continued strong growth in the Company's over-the-counter general eye care line in the U.S., the introduction of Lotemax(TM) and Alrex(TM), and strong constant dollar growth in the Dr. Mann Pharma business in Germany. The Company's progress in integrating the former Chiron Vision and Storz surgical businesses, has led to and that it was realizing cost savings from the consolidation of those operations faster than originally expected.

     Ongoing revenues from the healthcare businesses increased 11%, and were up 13% for the second quarter of 1998 when adjusted for currency changes. Revenues in the Company's Charles River Laboratories subsidiary increased 11% in constant dollars, with gains in each major business line. The Miracle-Ear(R) hearing aid business grew 24%, benefitting from the growth in the number of Company-owned outlets.

     This Prospectus Supplement contains, among other things, certain statements of a forward-looking nature relating to future events or the future business performance of the Company. Such statements involve a number of risks and uncertainties including those concerning economic conditions, product development and introduction, the financial well-being of key customers, the successful execution of marketing strategies, the continued successful implementation of the restructuring effort in reducing costs and expenses of manufacturing processes and administrative functions, as well as the risk factors listed from time to time in the Company's SEC filings, including but not limited to the Report on Form 10-Q for the quarter ended March 28, 1998 and on Form 10-K for the year ended December 31, 1998.

     The accompanying unaudited interim consolidated financial statements of the Company and its consolidated subsidiaries have been prepared by the Company in accordance with the accounting policies stated in the Company's 1997 Annual Report on Form 10-K and should be read in conjunction with the Notes To Financial Statements appearing therein, and are based in part on approximations.

                             STATEMENT OF EARNINGS

                                                           QUARTER ENDED              SIX MONTHS ENDED
                                                      ------------------------    ------------------------
                                                       JUNE 27,      JUNE 28,      JUNE 27,      JUNE 28,
                                                         1998          1997          1998          1997
                                                       --------      --------      --------      --------
                                                       (DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA)
Net Sales
  Vision Care.......................................    $ 242.8       $ 233.3       $ 458.8       $ 434.7
  Eyewear(1)........................................      148.5         157.0         260.8         278.4
  Pharmaceuticals/Surgical..........................      162.9          54.0         301.6         103.1
  Healthcare(2).....................................       80.9          78.9         166.9         158.2
                                                        -------       -------       -------       -------
                                                          635.1         523.2       1,188.1         974.4
Costs and Expenses
  Cost of products sold.............................      298.3         231.5         574.4         458.7
  Selling, administrative and general...............      246.5         201.8         474.8         382.8
  Research and development..........................       22.9          16.1          43.5          31.7
  Purchased in process research and
     development(3).................................         --            --          85.0            --
  Restructuring charges(4)..........................        7.6          26.1          11.3          38.9
                                                        -------       -------       -------       -------
                                                          575.3         475.5       1,189.0         912.1
                                                        -------       -------       -------       -------
                                                           59.8          47.7          (0.9)         62.3
Operating Earnings
Other (Income) Expense
  Interest and investment income....................      (10.6)         (9.4)        (20.7)        (19.4)
  Interest expense..................................       26.3          14.1          51.7          27.7
  (Gain) loss from foreign currency.................       (1.8)         (2.7)         (3.6)         (3.8)
  (Gain) on Divestiture(5)..........................      (56.0)           --         (56.0)           --
                                                        -------       -------       -------       -------
                                                          (42.1)          2.0         (28.6)          4.5
                                                        -------       -------       -------       -------
Earnings Before Income Taxes and Minority
  Interest..........................................      101.9          45.7          27.7          57.8
  Provision for income taxes........................       40.0          19.3          10.0          23.6
                                                        -------       -------       -------       -------
Earnings Before Minority Interest...................       61.9          26.4          17.7          34.2
  Minority interest in subsidiaries.................        6.4           6.1          11.6          10.7
                                                        -------       -------       -------       -------
Net Earnings(6).....................................    $  55.5       $  20.3       $   6.1       $  23.5
                                                        =======       =======       =======       =======
Diluted Earnings Per Share..........................    $  0.98       $  0.36       $  0.11       $  0.42
                                                        =======       =======       =======       =======
Average Shares Outstanding -- Diluted (000s)........     56,582        55,771        56,146        55,683
                                                        =======       =======       =======       =======

---------------
(1) 1997 included $5.0 in second quarter and $9.2 in six-month sales from the divested Thin Film business.

(2) 1998 amounts include $5.6 in second quarter and $19.2 in six-month sales from the divested skin care business. 1997 amounts included $11.0 in second quarter and $23.6 in six-month sales from this business.

(3) Write-off of purchased in process research and development reduced six-month 1998 net earnings by $51.0 or $0.91 per diluted share.

(4) Restructuring charges reduced second quarter 1998 net earnings by $5.1 or $.09 per diluted share and six-month net earnings by $7.6 or $0.13 per diluted share. Such charges reduced second quarter 1997 net earnings by $18.3 or $0.33 per diluted share and six-month net earnings by $26.0 or $0.47 per diluted share.

(5) Gain on divestiture increased 1998 second quarter and six-month net earnings by $33.0 or $0.58 per diluted share.

(6) 1998 amounts reflect the impact of higher reported cost of products sold related to the write-up of acquired inventory for accounting purposes. Second quarter pre-tax results include $16.1 ($10.2 after taxes or $0.18 per diluted share) of such costs. Six-month results include $32.1 ($20.4 or $0.36 per diluted share) of such costs. 1997 six-month amounts included $6.8 or $0.12 per diluted share after taxes in write-offs in the eyewear segment.

                                 BALANCE SHEET

                                                              JUNE 27,    DECEMBER 27,
                                                                1998          1997
                                                              --------    ------------
                                                                 (DOLLAR AMOUNTS IN
                                                                     MILLIONS)
ASSETS
Cash and Short-term Investments.............................  $  147.5      $  183.7
Trade Receivables, Net......................................     511.4         374.8
Inventories, Net............................................     408.6         324.3
Other Current Assets........................................     264.7         207.4
                                                              --------      --------
  Current Assets............................................   1,332.2       1,090.2
Properties, Net.............................................     673.3         580.2
Intangible Assets...........................................     805.9         406.9
Other Investments, Net......................................     546.3         546.4
Other Assets................................................     167.9         149.2
                                                              --------      --------
  Total Assets..............................................  $3,525.6      $2,772.9
                                                              ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-Term Debt.............................................  $  792.3      $  343.8
Other Current Liabilities...................................     592.4         543.5
                                                              --------      --------
  Current Liabilities.......................................   1,384.7         887.3
Long-Term Debt..............................................     783.5         510.8
Other Long-Term Liabilities.................................     112.5         119.4
Minority Interest...........................................     437.7         437.0
                                                              --------      --------
          Total Liabilities.................................   2,718.4       1,954.5
          Shareholders' Equity..............................     807.2         818.4
                                                              --------      --------
          Total Liabilities and Shareholders' Equity........  $3,525.6      $2,772.9
                                                              ========      ========

                       DESCRIPTION OF OFFERED SECURITIES

     The following description of the particular terms of the Offered Securities offered hereby (referred to herein as the "Offered Securities" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt

Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Offered Securities is qualified in its entirety by reference to the Indenture.

GENERAL

     The Offered Securities constitute three separate series of Debt Securities limited to (i) $100,000,000 aggregate principal amount of the 2011 Notes, (ii) $100,000,000 aggregate principal amount of the 2013 Notes and (iii) $100,000,000 aggregate principal amount of the 2025 Notes. Each series of Offered Securities will be issued in book-entry form.

     The Offered Securities have no sinking fund provisions. Each series of Offered Securities will be subject to defeasance and discharge and to defeasance of certain obligations as described under "Description of Debt
Securities -- Defeasance and Covenant Defeasance" in the Prospectus.

INTEREST RATES

     The 2011 Notes will bear interest at the rate of      % from and including
August   , 1998 to but excluding August   , 2001 (the "2011 Notes Coupon Reset
Date"). Interest on the 2011 Notes is payable semi-annually on February
          and August           of each year, commencing February   , 1999 (each
a, "2011 Notes Interest Payment Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months. On each 2011 Notes Interest Payment Date, interest shall be payable to the persons in whose name the 2011 Notes are registered on the fifteenth calendar day (whether or not a Business
Day) immediately preceding the related 2011 Notes Interest Payment Date (each, a "2011 Notes Record Date"). "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

     The 2013 Notes will bear interest at the rate of      % from and including
August      , 1998 to but excluding August   , 2003 (the "2013 Notes Coupon
Reset Date"). Interest on the 2013 Notes is payable semi-annually on February
          and August           of each year, commencing February   , 1999 (each
a "2013 Notes Interest Payment Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months. On each 2013 Notes Interest Payment Date, interest shall be payable to the persons in whose name the 2013 Notes are registered on the fifteenth calendar day (whether or not a Business
Day) immediately preceding the related 2013 Notes Interest Payment Date (each, a "2013 Notes Record Date").

     The 2015 Notes will bear interest at the rate of      % from and including
August   , 1998 to but excluding August   , 2005 (the "2025 Notes Coupon Reset
Date"). The 2011 Notes Coupon Reset Date, the 2013 Notes Coupon Reset Date and the 2025 Notes Coupon Reset Date are sometimes collectively referred to herein as the "Coupon Reset Dates." Interest on the 2025 Notes is payable semi-annually
on February           and August           of each year, commencing February   ,
1999 (each a "2025 Notes Interest Payment Date"). Interest will be calculated based on a 360-day year consisting of twelve 30-day months. On each 2025 Notes Interest Payment Date, interest shall be payable to the persons in whose name the 2025 Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related 2025 Notes Interest Payment Date (each, a "2025 Notes Record Date").

MATURITY DATES

     The 2011 Notes will mature on August   , 2011 (the "2011 Notes Maturity
Date"). The 2013 Notes will mature on August , 2013 (the "2013 Notes Maturity Date"). The 2025 Notes will mature on August , 2025 (the "2025 Notes Maturity Date"). The 2011 Notes Maturity Date, the 2013 Notes Maturity Date and the 2025 Notes Maturity Date are sometimes collectively referred to herein as the "Maturity Dates." The 2011 Notes, 2013 Notes and 2025 Notes are subject to automatic purchase or repurchase, as described herein, on the 2011 Notes Coupon Reset Date, the 2013 Notes Coupon Reset Date and the 2025 Notes Coupon Reset Date, respectively.

     Morgan Stanley & Co. Incorporated is acting as the remarketing dealer (the "2011 Notes Remarketing Dealer") with respect to the 2011 Notes. UBS AG, London Branch is acting as the remarketing dealer (the

"2013 Notes Remarketing Dealer") with respect to the 2013 Notes. J.P. Morgan Securities Inc. is acting as the remarketing dealer (the "2025 Notes Remarketing Dealer") with respect to the 2025 Notes. The 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer and the 2025 Notes Remarketing Dealer are sometimes collectively referred to herein as the "Remarketing Dealers." Each Remarketing Dealer may elect to remarket only the entire aggregate principal amount of the 2011 Notes, 2013 Notes, or 2025 Notes, as the case may be, and may not remarket a portion thereof. If a Remarketing Dealer elects to remarket the 2011 Notes, 2013 Notes or 2025 Notes: (i) the 2011 Notes, 2013 Notes or 2025 Notes to be remarketed will be subject to purchase by such Remarketing Dealer at 100% of the principal amount thereof for remarketing on the applicable Coupon Reset Date, on the terms and subject to the conditions described herein and interest accrued to but excluding such Coupon Reset Date will be paid by the Company on such date to the holders on the most recent Record Date for the Offered Securities to be purchased or repurchased, and (ii) on and after the Coupon Reset Date, the corresponding series of Offered Securities will bear interest at a fixed rate determined by the Remarketing Dealer for such series, in accordance with the procedures set forth below (each such rate of interest being a "Coupon Reset Rate"). See "-- Purchase by the Remarketing Dealers; Remarketing" below.

     Under the circumstances described below, each series of Offered Securities is subject to repurchase from the holders by the Company on the corresponding Coupon Reset Date at a purchase price equal to 100% of the principal amount of such series of Offered Securities, plus accrued and unpaid interest, if any. See "--Optional Repurchase by the Company" and "-- Mandatory Repurchase by the Company" below.

     FOR PERSONS HOLDING ANY SERIES OF OFFERED SECURITIES (OR AN INTEREST THEREIN) ON THE APPLICABLE COUPON RESET DATE, THE EFFECT OF THE OPERATION OF THE PURCHASE AND REMARKETING BY A REMARKETING DEALER OR THE REPURCHASE BY THE COMPANY WILL BE THAT SUCH HOLDERS WILL BE ENTITLED TO RECEIVE, AND WILL BE REQUIRED TO ACCEPT, 100% OF THE PRINCIPAL AMOUNT OF SUCH OFFERED SECURITIES (PLUS ACCRUED INTEREST) ON THE RELATED COUPON RESET DATE IN SATISFACTION OF THE COMPANY'S OBLIGATIONS TO THE HOLDERS OF SUCH OFFERED SECURITIES. INTEREST ACCRUED TO BUT EXCLUDING THE APPLICABLE COUPON RESET DATE WILL BE PAID BY THE COMPANY ON SUCH DATE TO THE HOLDERS OF THE 2011 NOTES, 2013 NOTES OR 2025 NOTES, AS THE CASE MAY BE, ON THE MOST RECENT RECORD DATE, AS APPLICABLE.

     If the applicable Remarketing Dealer purchases, or the Company repurchases, a series of the Offered Securities on the Coupon Reset Date for such series, the Remarketing Dealer or the Company, as the case may be, will deposit an amount equal to 100% of the principal amount of such series with the Trustee not later than 2:00 p.m., on the Business Day prior to the Coupon Reset Date and such series shall be transferred through a book entry on the books of DTC to the Remarketing Dealer or the Company upon receipt of notice from the Trustee that such funds, together with accrued interest on the Offered Securities to the Coupon Reset Date, have been received by the Trustee. The Trustee will distribute to the holders of record of the purchased/repurchased series of Offered Securities such principal amount and accrued interest.

     If the Remarketing Dealer does not purchase any series of the Offered Securities on the Coupon Reset Date for such series for any reason, the Trustee shall exercise the right of the holders of such series under the Indenture to require the Company to repurchase the series in its entirety at 100% of the principal amount thereof plus accrued interest on the Coupon Reset Date. By its purchase of any of the Offered Securities, the holder thereof irrevocably agrees that the Trustee shall exercise this "put" right on behalf of the holders of each of the series of Offered Securities. If the Trustee exercises this "put" right on behalf of the holders of any series of Offered Securities, the Company is required under the Indenture to deliver to the Trustee in immediately available funds on the Coupon Reset Date an amount equal to 100% of the principal amount of such series plus accrued interest thereon to the Coupon Reset Date.

PURCHASE BY THE REMARKETING DEALERS; REMARKETING

     General. If a Remarketing Dealer for any series of Offered Securities gives notice in writing (each a "Remarketing Notification") to the Company and the Trustee on a Business Day (each a "Notification Date") not later than fifteen calendar days prior to the Coupon Reset Date for that series of Offered Securities of its intention to purchase the corresponding series of Offered Securities for remarketing, such series of

Offered Securities will be automatically tendered for purchase by the Holders and purchased by the Remarketing Dealer giving said Remarketing Notification at a purchase price equal to 100% of the principal amount thereof on the Coupon Reset Date for that series of Offered Securities, except in the circumstances described below. The obligation of each Remarketing Dealers to purchase the corresponding series of Offered Securities is subject to several conditions set forth in the Remarketing Agreement for such series of Offered Securities. In addition, the Remarketing Dealers may terminate the applicable Remarketing Agreement upon the occurrence of certain events discussed therein. Interest accrued to but excluding the Coupon Reset Date will be paid by the Company on such date to the holders of the corresponding series of Offered Securities on the most recent Record Date. When a series of Offered Securities are purchased by a Remarketing Dealer for remarketing, such Remarketing Dealer may remarket such series of Offered Securities for its own account at varying prices to be determined by said Remarketing Dealer at the time of each sale. From and after the 2011 Notes Coupon Reset Date, the 2013 Notes Coupon Reset Date or the 2025 Notes Coupon Reset Date, as the case may be, the corresponding series of Offered Securities will bear interest at the corresponding Coupon Reset Rate.

     Each Remarketing Dealer may revoke its notice, and terminate its obligation, to remarket the 2011 Notes, 2013 Notes or 2025 Notes, as the case may be, at any time prior to 4:00 p.m., New York time, on the third Business Day prior to the corresponding Coupon Reset Date. Such revocation will terminate the Coupon Reset Process for the applicable series of Offered Securities. In addition, a Remarketing Dealer's obligation to purchase the 2011 Notes, 2013 Notes or 2025 Notes, as the case may be, will be terminated upon the occurrence of certain Termination Events and may, at the option of such Remarketing Dealer, be terminated upon the occurrence of other Termination Events. See
"-- Termination Events."

     The transactions described above will be executed on each Coupon Reset Date through DTC in accordance with the procedures of DTC, and the accounts of participants will be debited and credited and the corresponding series of Offered Securities delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlement through DTC, see "-- Book-Entry System" below.

     Notice to Holders by Trustee. In anticipation of the purchase of each series of Offered Securities by the corresponding Remarketing Dealer or the repurchase of a series of Offered Securities by the Company on the Coupon Reset Date for such series, the Trustee under the Indenture will notify the holders of the relevant series of Offered Securities, not less than 30 days nor more than 60 days prior to the corresponding Coupon Reset Date, that all such series of Offered Securities shall be delivered on the corresponding Coupon Reset Date through the facilities of DTC against payment of a purchase price equal to 100% of the principal amount thereof by the Remarketing Dealer for such series of Offered Securities or the Company.

COUPON RESET PROCESS IF ANY OFFERED SECURITIES ARE REMARKETED

     The following discussion describes the steps to be taken in order to determine the Coupon Reset Rate in the event that any series of Offered Securities is remarketed. If the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be, elects to remarket the corresponding series of Offered Securities, then the following steps (the "Coupon Reset Process") will be taken in order to determine the Coupon Reset Rate for such series of Offered Securities. The Company and each Remarketing Dealer will use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

     (a) With respect to each series of Offered Securities, the Company shall provide the appropriate Remarketing Dealer with a list (each a "Dealer List"), no later than five Business Days prior to the applicable Coupon Reset Date, containing the names and addresses of not less than three but not more than five dealers, one of which shall (i) in the case of the 2011 Notes, be Morgan Stanley & Co. Incorporated, (ii) in the case of the 2013 Notes, be Warburg Dillon Read LLC and (iii) in the case of the 2025 Notes, be J.P. Morgan Securities Inc. from which the Company desires such Remarketing Dealer to obtain the Bids (as defined below) for the purchase of the 2011 Notes, the 2013 Notes or the 2025 Notes, as the case may be, and

(ii) such other material as may reasonably be requested by the Remarketing Dealer to facilitate a successful Coupon Reset Process.

     (b) Within one Business Day following receipt by the relevant Remarketing Dealer of a Dealer List, such Remarketing Dealer will provide to each dealer ("Dealer") on the Dealer List (i) a copy of this Prospectus Supplement and the accompanying Prospectus, (ii) a copy of the form of the 2011 Notes, 2013 Notes or 2025 Notes, as the case may be, and (iii) a written request that each such Dealer submit a Bid to the Remarketing Dealer no later than 3:00 p.m., New York City time, on the third Business Day prior to the applicable Coupon Reset Date (each, a "Bid Date"). With respect to each series of Offered Securities, the time on the Bid Date upon which Bids will be requested may be changed by the corresponding Remarketing Dealer. "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of the series of Offered Securities, settling on the corresponding Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity quoted to the nearest one hundred-thousandth (0.00001) of one percent per annum (each, a "Yield to Maturity"). Each Dealer shall be provided with (i) the name of the Company, (ii) an estimate of the Remarketing Purchase Price (which shall be stated as a U.S. dollar amount and be calculated by the Remarketing Dealer in accordance with clause (c), (d) or (e) below, as applicable), (iii) the principal amount and maturity of the Offered Securities (2011 Notes, 2013 Notes or 2025 Notes), and (iv) the method by which interest will be calculated on such Offered Securities. For purposes of determining the Remarketing Purchase Price, as defined below, of the Offered Securities on the Coupon Reset Date, "Treasury Rate" means the per annum rate equal to the offered
side yield to maturity of the current on-the-run (a)                year for
2011 Notes, (b)                year for 2013 Notes, or (c)                year
for 2025 Notes United States Treasury Security per Telerate page 500 (or any successor or substitute page as may replace such page on such service) at 3:00 p.m. New York time on the applicable Bid Date (or such other date or time that may be agreed upon by the Company and the applicable Remarketing Dealer) or, if such rate does not appear on the Telerate page 500 (or any successor or substitute page as may replace such page on such service) at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. on the applicable Bid Date.

     (c) The purchase price for the 2011 Notes in connection with the Coupon Reset Process (the "2011 Notes Remarketing Purchase Price") shall be equal to
(i) the principal amount of the 2011 Notes plus (ii) a premium (the "2011 Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the 2011 Notes Coupon Reset Date of a bond with a maturity of
                           , 2011, which has an interest rate of      %,
semiannual interest payments on each                               and
                              commencing                               ,
               , and a principal amount of $100,000,000, and assuming a discount rate equal to the Treasury Rate over (B) the principal amount of the 2011 Notes.

     (d) The purchase price for the 2013 Notes in connection with the Coupon Reset Process (the "2013 Notes Remarketing Purchase Price") shall be equal to
(i) the principal amount of the 2013 Notes plus (ii) a premium (the "2013 Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the 2013 Notes Coupon Reset Date of a bond with a maturity of
                           , 2013, which has an interest rate of      %,
semiannual interest payments on each                               and
                              commencing                               ,
               , and a principal amount of $100,000,000, and assuming a discount rate equal to the Treasury Rate over (B) the principal amount of the 2013 Notes.

     (e) The purchase price for the 2025 Notes in connection with the Coupon Reset Process (the "2025 Notes Remarketing Purchase Price") shall be equal to
(i) the principal amount of the 2025 Notes plus (ii) a premium (the "2025 Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the 2025 Notes Coupon Reset Date of a bond with a maturity of
                           , 2025, which has an interest rate of      %,
semiannual interest payments on each                               and
                              commencing                               ,
               , and a principal amount of $100,000,000, and assuming a discount rate equal to the Treasury Rate over (B) the principal amount of the 2025 Notes. The 2011 Notes Remarketing Purchase Price, the 2013 Notes Remarketing Purchase Price and the 2025 Notes Remarketing Purchase Price are sometimes collectively referred to herein as the "Remarketing Purchase Prices." The 2011 Notes Premium, the 2013 Notes Premium and the 2025 Notes Premium are sometimes collectively referred to herein as the "Notes Premium."

     (f) Each Remarketing Dealer shall provide written notice to the Company as soon as practicable, on each corresponding Bid Date of (i) the names of each of the Dealers from whom such Remarketing Dealer received bids on the relevant Bid Date, (ii) the Bid submitted by each such Dealer, and (iii) the Remarketing Purchase Price as determined pursuant to paragraph (c), (d) or (e) hereof, as the case may be. Except as provided below, each Remarketing Dealer will thereafter select from the Bids received the Bid with the lowest Yield to Maturity (each such selection being a "Selected Bid") and set the related Coupon Reset Rate equal to the interest rate which would amortize the corresponding Notes Premium fully over the term of the 2011 Notes, 2013 Notes on the 2025 Notes, as the case may be, at the Yield to Maturity indicated by the corresponding Selected Bid, provided, however, that if a Remarketing Dealer has not received a timely Bid from a Dealer, the Selected Bid shall be the lowest of all Bids received by such time and provided, further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid). With respect to the 2011 Notes, in all cases, Morgan Stanley & Co. Incorporated, in its capacity as a dealer has the right to match the Bid with the lowest Yield to Maturity, whereupon the Bid of Morgan Stanley & Co. Incorporated will become the Selected Bid. With respect to the 2013 Notes, in all cases, Warburg Dillon Read LLC, in its capacity as a dealer has the right to match the Bid with the lowest Yield to Maturity, whereupon the Bid of Warburg Dillon Read LLC will become the Selected Bid. With respect to the 2025 Notes, in all cases, J.P. Morgan Securities Inc., in its capacity as a dealer has the right to match the Bid with the lowest Yield to Maturity, whereupon the Bid of J.P. Morgan Securities Inc. will become the Selected Bid.

     (g) With respect to each series of Offered Securities immediately after calculating the related Coupon Reset Rate, the Remarketing Dealer for such series shall provide written notice to the Company and the Trustee, setting forth the applicable Coupon Reset Rate. The Company shall thereafter establish a Coupon Reset Rate as the new interest rate on the 2011 Notes, 2013 Notes or the 2025 Notes, as the case may be, effective from and including the corresponding Coupon Reset Date by delivery to the Trustee on or before such Coupon Reset Date of an officers' certificate.

THE REMARKETING DEALERS

     On or prior to the date of original issuance of the Offered Securities, the Company and each Remarketing Dealer will enter into a remarketing agreement (each, a "Remarketing Agreement"). No holder or beneficial owner of any series of Offered Securities shall have any rights or claims under any Remarketing Agreement or against the Company or any Remarketing Dealer as a result of any Remarketing Dealer not purchasing any series of Offered Securities.

     Under the Remarketing Agreement for the 2011 Notes, the 2011 Notes
Remarketing Dealer will pay the Company the sum of $          for the right to
act as Remarketing Dealer for the 2011 Notes. Under the Remarketing Agreement for the 2013 Notes, the 2013 Notes Remarketing Dealer will pay the Company the
sum of $          for the right to act as Remarketing Dealer for the 2013 Notes.
Under the Remarketing Agreement for the 2025 Notes, the 2025 Notes Remarketing
Dealer will pay the Company the sum of $          for the right to act as
Remarketing Dealer for the 2025 Notes. If the Coupon Reset Process for the 2011 Notes, 2013 Notes or 2025 Notes, as the case may be, terminates, under certain circumstances as set forth in the Remarketing Agreement the Company may be required to compensate the corresponding Remarketing Dealer for the loss of the right to act as Remarketing Dealer.

     Each Remarketing Agreement will also provide that the Remarketing Dealer party thereto may resign at any time as the Remarketing Dealer for a particular series of Offered Securities, such resignation to be effective 10 Business Days after the delivery to the Company and the Trustee of notice of such resignation; provided, however, that such Remarketing Dealer shall remain subject to the provisions of the Remarketing Agreement to which it is a party during the period before its resignation becomes effective. In such case, it shall be the sole obligation of the Company to appoint a successor Remarketing Dealer.

     Each Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the Offered Securities. Each Remarketing Dealer may exercise any vote or join in any action which any holder or beneficial owner of the Offered Securities may be entitled to exercise or take with like effect as if such Remarketing Dealer did not act in any capacity under its respective Remarketing Agreement. Each Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under its respective Remarketing Agreement.

TERMINATION EVENTS

     A Remarketing Dealer's obligation to purchase the 2011 Notes, 2013 Notes or 2025 Notes, as the case may be, will be terminated and the Coupon Reset Process related to such series of Offered Securities will terminate, if any of the following (a "Termination Event") occurs: (i) an Event of Default occurs under
Section 501, subsections (3) or (4) of the Indenture (in which case, termination is at the option of the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be);
(ii) a default, event of default or similar condition or event (however described) in respect of the Company or any of its subsidiaries (individually or collectively) has occurred under one or more agreements or instruments relating to indebtedness of the Company or any of its subsidiaries in an aggregate amount of not less than $20,000,000 which has resulted in such indebtedness becoming due and payable, under such agreements or instruments, before it would otherwise have been due and payable (in which case, termination is at the option of the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be); (iii) the Company or any of its subsidiaries has defaulted in making one or more payments on the due date thereof in an aggregate amount of not less than $20,000,000 under such agreements or instruments (after giving effect to any applicable notice requirement or grace period) (in which case, termination is at the option of the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be); (iv) an Event of Default has occurred and is continuing under Section 501, subsection (6) or (7) of the Indenture (in which case, termination is automatic); (v) the 2011 Notes, 2013 Notes or the 2025 Notes, as the case may be, shall have been assigned a rating below Investment Grade by any of the Rating Agencies, both as defined below (in which case, the termination is at the option of the 2011 Notes Remarketing Dealer, the 2013 Remarketing Dealer or the 2025 Remarketing Dealer, as the case may be; (vi) on the Bid Date (as defined below), fewer than two Dealers (as defined below) submit timely Bids (as defined below) substantially as provided below (in which case, termination is automatic); (vii) the Company exercises its right to repurchase the 2011 Notes, 2013 Notes or 2025 Notes, as the case may be, as described under "-- Optional Repurchase by the Company" below (in which case, termination is automatic); (viii) a Defeasance (as defined in the Indenture) or a Covenant Defeasance (as defined in the Indenture) has occurred pursuant to Section 1302 or Section 1303, respectively, of the Indenture (in which case, termination is automatic); (ix) the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be, fails to pay a purchase price equal to 100% of the principal amount of the corresponding series of Offered Securities by 2:00 p.m., New York time, on the Business Day prior to the corresponding Coupon Reset Date due to the occurrence of certain events as set forth in the corresponding Remarketing Agreement (in which case, termination is automatic); (x) the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be, does not give the corresponding Remarketing Notification (in which case, termination is automatic); (xi) the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be, validly revokes the corresponding Remarketing Notification (in which case, termination is automatic); or (xii) prior to the corresponding Notification Date the 2011 Notes Remarketing Dealer, the 2013 Notes Remarketing Dealer or the 2025 Notes Remarketing Dealer, as the case may be, resigns and no successor has been appointed (in which case, termination is automatic).

     For purposes of the foregoing, "Rating Agency" shall mean Standard & Poor's Corporation and its successors and Moody's Investor's Services, Inc. and its successors; and "Investment Grade" shall mean that the Company's long-term, unsecured debt is rated BBB- or higher by S&P and Baa3 or higher by Moody's.

MANDATORY REPURCHASE BY THE COMPANY

     If the Remarketing Agent for any series of Offered Securities does not give the Remarketing Notification as to any series of Offered Securities or if it revokes its Notification for any reason, the Trustee shall exercise the rights of the holders of that series under the Indenture to require the Company to repurchase the entire principal amount of that series of Offered Securities on the Coupon Reset Date at 100% of the principal amount of such series plus accrued interest thereon to the Coupon Reset Date. In addition, if any Termination Event occurs, the Company will repurchase the entire principal amount of the applicable series of Offered Securities (2011 Notes, 2013 Notes or 2015 Notes, as the case may be), on the applicable Coupon Reset Date at a purchase price equal to 100% of the principal amount of such series of Offered Securities plus accrued and unpaid interest, if any, on such series of Offered Securities.

OPTIONAL REPURCHASE BY THE COMPANY

     If the Remarketing Dealer gives a Remarketing Notification, then, not later than the fourth Business Day following the Notification Date, the Company may irrevocably elect to terminate the Coupon Reset Process, whereupon the Company will repurchase the entire principal amount of the applicable series of Offered Securities on the corresponding Coupon Reset Date at a purchase price equal to 100% of the principal amount of such series of Offered Securities plus accrued and unpaid interest, if any, on said series of Offered Securities. If the Company elects to terminate the Coupon Reset process, it will give timely notice in writing to the Remarketing Dealer giving the Remarketing Notification and the Trustee.

BOOK-ENTRY SYSTEM

     Each series of the Offered Securities will be represented by a Global Note registered in the name of Cede & Co., the nominee of DTC. The Global Notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised the Company and the Underwriters as follows:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve Systems, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities' certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of the Offered Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Securities on DTC's records. The ownership of interest of each actual purchaser of Offered Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Offered Securities, except in the event that use of the book-entry system for the Offered Securities is discontinued.

          To facilitate subsequent transfers, all Offered Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Offered Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Global Notes. Under its usual procedures DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in the listing attached to the Omnibus Proxy). Regulations governing the Direct Participants may, under certain circumstances, require the Direct Participants to exercise voting rights in conformity with the express directions of Beneficial Owners.

          Principal and interest payments on the Global Notes will be made to DTC. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately Participants' accounts with payments in amounts proportionate to their respective interests in the principal amount of the Global Notes as shown on DTC's records. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

          DTC may discontinue providing its service as securities depositary with respect to the Offered Securities at any time by giving reasonable notice to the Company or the Trustee. In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, certificates in fully registered form are required to be printed and delivered to Beneficial Owners of the Global Offered Securities representing the Offered Securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

     Neither the Company, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Offered Securities, or payments to, or the providing of notice to Participants or Beneficial Owners.

     The Offered Securities will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Offered Securities will, therefore, settle in immediately available funds. All applicable payments of principal and interest on the Offered Securities issued as a Global Note will be made by the Company in immediately available funds.

     For other terms of the Offered Securities, see "Description of Debt Securities" in the accompanying Prospectus.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following is a general discussion of the principal U.S. federal income tax consequences of ownership and disposition of the Offered Securities to initial holders purchasing Offered Securities at the "issue price." The "issue price" of an Offered Security will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Offered Securities is sold for money. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect, any of which are subject to change after the date of the Prospectus Supplement, thereby potentially affecting the tax consequences described herein. Moreover, it deals only with purchasers who hold Offered Securities as "capital assets" within the meaning of Section 1221 of the Code, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies or traders in securities who have made the election described in Section 475(f) of the Code, persons holding Offered Securities as a hedge against currency risk or as a position in a "straddle," "conversion" or another integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, because the Company intends to treat the Offered Securities as maturing on their respective Coupon Reset Dates, as discussed below, this discussion only addresses the U.S. federal income tax consequences of an investment in the Offered Securities until their corresponding Coupon Reset Date.

     As used herein, the term "U.S. Holder" means a beneficial owner of Offered Securities that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or
(iii) an estate or trust whose income is subject to U.S. federal income tax regardless of its source. As used herein, the term "non-U.S. Holder" means a beneficial owner of Offered Securities that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

     As a result of the Offered Securities being subject to mandatory purchase or repurchase by either the Remarketing Dealer or the Company, respectively, on their respective Coupon Reset Dates, the Company intends to treat the Offered Securities as maturing on their respective Coupon Reset Dates for U.S. federal income tax purposes and as being reissued for such purposes on such Coupon Reset Date should the Remarketing Dealer remarket the Offered Securities. By purchasing the Offered Securities, a holder agrees (in the absence of an administrative determination or judicial ruling to the contrary) to follow such treatment for U.S. federal income tax purposes. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service ("IRS"), and significant aspects of the U.S. federal income tax consequences of an investment in the Offered Securities are uncertain. Therefore, no assurance can be given that the IRS or the courts will agree with the characterization described above. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE OFFERED SECURITIES (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE OFFERED SECURITIES). EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE COMPANY'S TREATMENT OF THE OFFERED SECURITIES WILL BE RESPECTED FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS SHOULD ALSO CONSULT THEIR TAX ADVISERS WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TREATMENT OF U.S. HOLDERS

     Payments of Interest. Interest on the Offered Securities will be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with its method of accounting.

     Sale, Exchange or Redemption. When Offered Securities are sold or redeemed, the U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale or redemption (excluding any amount attributable to accrued interest not previously included in income) and the adjusted basis in such Offered Security. The adjusted basis of an Offered Security will generally equal the U.S. Holder's cost for such Offered Security. Gain or loss on the sale or redemption of an Offered Security will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to certain limitations.

ALTERNATIVE CHARACTERIZATION

     It is possible that the IRS will disagree with or that a court will not uphold the foregoing characterization of the Offered Securities. In particular, the IRS could seek to treat each series of Offered Securities as maturing on the corresponding Maturity Date rather than the corresponding Coupon Reset Date, and might also: (i) characterize the issue price of each series of Offered Securities as including the consideration paid by the corresponding Remarketing Dealer to the Company in connection with the Company's appointment of such Remarketing Dealer (the "Option Premium"), and (ii) treat the holder as having sold a call option to the Remarketing Dealer (the "Call Option") for an amount equal to the Option Premium. Under such a recharacterization, the amount deemed received as consideration for sale of the Call Option would be treated as an option premium paid to such holder (and consequently would not be recognized as income on the writing of the Call Option). Because of the Coupon Reset Process, if the Offered Securities were treated as maturing on the Maturity Date, holders would be subject to certain Treasury regulations dealing with contingent payment debt instruments (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in gross income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Offered Securities at the beginning of each interest accrual period and a projected yield to maturity of the Offered Securities. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Maturity Date, with terms and conditions otherwise similar to those of the Offered Securities), which could be higher than the stated interest rate on the Offered Securities prior to the Coupon Reset Date. In addition, any gain recognized on the sale of the Offered Securities would generally be treated as ordinary income, while any losses would generally be ordinary to the extent of previously accrued original issue discount and thereafter be capital loss. Morever, upon the sale of an Offered Security (other than through the Coupon Reset Process), the IRS could take the position that gain and loss with respect to the Call Option and the debt obligation be separately determined, which could result in a deemed capital loss on the Call Option and a corresponding additional amount of ordinary gain on the debt obligation. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

TREATMENT OF NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to U.S. federal income or withholding tax on payments of principal or interest (including original issue discount and accruals under the Contingent Debt Regulations, if any) on an Offered Security, unless such non-U.S. Holder owns actually or constructively 10% or more of the total combined voting power of the Company or is a controlled foreign corporation related to the Company through stock ownership. In order to obtain the exemption from withholding tax described above, either the beneficial owner of the Offered Security, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Offered Securities on behalf of such beneficial owner, must file a statement with the withholding agent to the effect that the beneficial owner of the Offered Securities is not a U.S. person. In general, this requirement will be fulfilled if the beneficial owner of an Offered Security certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and any Financial Institution holding the Offered Securities on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such statement from the Holder (and furnishes the withholding agent with a copy thereof). In addition, under new regulations issued by the Treasury Department on October 6, 1997 (the "New Regulations"), which apply to interest paid on an Offered Security after December 31, 1998, a beneficial owner of Offered Securities that is a foreign estate or trust (or fiduciary thereof), a foreign partnership that has entered into a withholding agreement with the IRS, or a non-U.S. Holder holding an Offered Security through a U.S. branch must also provide its taxpayer identification number on the statement certifying that the holder is not a U.S. person.

     A non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain recognized upon the disposition of Offered Securities unless (i) such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States, (ii) in the case of any individual holder, such non-U.S. Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Offered Securities are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

     If a non-U.S. Holder of an Offered Security is engaged in a trade or business in the United States, and if interest (including original issue discount, if any) or gain on the Offered Security is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular U.S. income tax on interest and on any gain realized on the sale, exchange or other disposition of an Offered Security in the same manner as if it were a U.S. Holder. In lieu of the certification requirement described above, such Holder will be required to provide to the Company a properly executed Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of an Offered Security will be included in the effectively connected earnings and profits of such non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

     The Offered Security will not be includable in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Offered Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A holder may be subject to backup withholding at the rate of 31% of the interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid with respect to the Offered Securities if, in general, the holder fails to comply with certain certification procedures and is not an exempt recipient under applicable provisions of the Code.

     The New Regulations make modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisers regarding the New Regulations.

                                  UNDERWRITING

     Under the terms and conditions set forth in an underwriting agreement (the "2011 Notes Underwriting Agreement") dated the date hereof, among the Company and the several underwriters named below (the "2011 Notes Underwriters"), the 2011 Notes Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the respective principal amounts of the 2011 Notes set forth below:

2011 NOTES UNDERWRITERS                                       PRINCIPAL AMOUNT
-----------------------                                       ----------------
Morgan Stanley & Co. Incorporated...........................   $[            ]
Warburg Dillon Read LLC.....................................   [            ]
Citicorp Securities, Inc. ..................................   [            ]
HSBC Securities, Inc. ......................................   [            ]
Deutsche Bank Securities Inc. ..............................   [            ]
                                                               --------------
          Total.............................................   $  100,000,000
                                                               ==============

     Under the terms of an underwriting agreement (the "2013 Notes Underwriting Agreement") dated the date hereof, among the Company and the several underwriters named below (the "2013 Notes Underwriters"), the 2013 Notes Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the respective principal amounts of the 2013 Notes set forth below:

2013 NOTES UNDERWRITERS                                       PRINCIPAL AMOUNT
-----------------------                                       ----------------
Warburg Dillon Read LLC.....................................   $[            ]
J.P. Morgan Securities Inc. ................................   [            ]
Citicorp Securities, Inc. ..................................   [            ]
HSBC Securities, Inc. ......................................   [            ]
Deutsche Bank Securities Inc. ..............................   [            ]
                                                               --------------
          Total.............................................   $  100,000,000
                                                               ==============

     Under the terms of an underwriting agreement (the "2025 Notes Underwriting Agreement") dated the date hereof, among the Company and the several underwriters named below (the "2025 Notes Underwriters") have severally agreed to purchase from the Company, and the Company has agreed to sell to them, the respective principal amounts of the 2025 Notes set forth below.

2025 NOTES UNDERWRITERS                                       PRINCIPAL AMOUNT
-----------------------                                       ----------------
J.P. Morgan Securities Inc. ................................   $[            ]
Warburg Dillon Read LLC.....................................   [            ]
Citicorp Securities, Inc. ..................................   [            ]
HSBC Securities, Inc. ......................................   [            ]
Deutsche Bank Securities Inc. ..............................   [            ]
                                                               --------------
          Total.............................................   $  100,000,000
                                                               ==============

     Each of the 2011 Notes Underwriting Agreement, the 2013 Notes Underwriting Agreement and the 2025 Notes Underwriting Agreement, collectively, the "Underwriting Agreements", provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the 2011 Notes Underwriters', the 2013 Notes Underwriters' and the 2025 Notes Underwriters' obligations are such that they are committed to take and pay for all of the respective series of Offered Securities, if any are taken. The 2011 Notes Underwriters, the 2013 Notes Underwriters and the 2025 Notes Underwriters are sometimes collectively referred to herein as the "Underwriters."

     The 2011 Notes Underwriters propose to offer the 2011 Notes in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at such price less
a concession of      % of their principal amount. The 2011 Notes Underwriters
may allow, and such
dealers may reallow, a concession not in excess of      % of the principal
amount of the 2011 Notes to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the 2011 Notes Underwriters.

     The 2013 Notes Underwriters propose to offer the 2013 Notes in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at such price less
a concession of      % of their principal amount. The 2013 Notes Underwriters
may allow, and such dealers may reallow, a concession not in excess of      % of
the principal amount of the 2025 Notes to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the 2025 Notes Underwriters.

     The 2025 Notes Underwriters propose to offer the 2025 Notes in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at such price less
a concession of      % of their principal amount. The 2025 Notes Underwriters
may allow, and such dealers may reallow, a concession not in excess of      % of
the principal amount of the 2025 Notes to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the 2025 Notes Underwriters.

     Affiliates of certain of the Underwriters are lenders to the Company. In addition, certain of the Underwriters or their affiliates participate on a regular basis in various general financing and banking transactions for the Company and its affiliates.

     Application will be made to list the Offered Securities on the New York Stock Exchange.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for and purchase the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Securities in the offering, if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed pursuant to the Underwriting Agreements to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offered Securities will be passed upon for the Company by Robert B. Stiles, Senior Vice President and General Counsel of the Company, and for the Underwriters by Davis Polk & Wardwell, New York, New York. Mr. Stiles beneficially owns approximately 4,028 shares of the Company's Common Stock and also has exercisable options to purchase an additional 19,691 shares of the Company's Common Stock. Pursuant to its By-laws and an indemnity agreement, the Company is required to indemnify Mr. Stiles to the fullest extent permitted by New York law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company. The Company also maintains directors' and officers' liability insurance under which Mr. Stiles is insured against certain expenses and liabilities.

PROSPECTUS

                           Bausch & Lomb Incorporated
                                DEBT SECURITIES
                            ------------------------
     Bausch & Lomb Incorporated (the "Company") may from time to time offer debt securities ("Debt Securities") which may be either senior debt securities or subordinated debt securities and may be exchangeable or convertible into shares of the Company's Common Stock, par value $.40 (the "Common Stock"), with an aggregate public offering price of up to $500,000,000.00 on terms to be determined at the time or times of offering. The Debt Securities may be offered in separate classes or series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the title, aggregate principal amount, denominations, maturity, rate (which may be fixed or variable) or method of calculation thereof, time of payment of any interest, any terms for redemption at the option of the holder or the Company, any terms for sinking fund payments, rank, any conversion or exchange rights, any listing on a securities exchange, and the initial public offering price and any other terms in connection with the offering and sale of any Debt Securities.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement. The Common Stock is listed on the New York Stock Exchange under the symbol "BOL." Any Common Stock issuable upon exchange or conversion of any Debt Securities offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

     The Debt Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution."

     No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such class or series of the Debt Securities.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus is February 13, 1998

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

     IN CONNECTION WITH AN OFFERING OF THE SECURITIES, THE UNDERWRITERS, IF ANY, FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the securities offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and such securities, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information is also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the Commission's worldwide web site at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed by the Company under the Exchange Act with the Commission, are incorporated in this Prospectus by reference: the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 1997, as amended on May 28, 1997, June 28, 1997 and September 27, 1997 and the Company's Current Report on Form 8-K filed on January 13, 1998.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents (provided, however, that the information referred to in Instruction 8 to Item 402(a)(3) of Regulation S-K promulgated by the Securities and Exchange Commission is not incorporated herein by reference).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in the Registration Statement containing this Prospectus or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to those documents. Requests should be directed to: Investor Relations Department, Bausch & Lomb Incorporated, One Bausch & Lomb Place, Rochester, New York 14604 (716) 338-6025.

                                  THE COMPANY

     Bausch & Lomb Incorporated is a world leader in the development, manufacture and marketing of products and services for the eye care and healthcare fields. Its core businesses include soft and rigid gas permeable contact lenses, lens care products, premium sunglasses and ophthalmic pharmaceutical products. The Company was founded in 1853 in Rochester, N.Y., where it continues to have its headquarters. The Company has annual revenues of approximately $2 billion and employs over 13,000 people in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. Except where the context otherwise requires, the term "Company" includes Bausch & Lomb Incorporated and its subsidiaries. The Company's executive offices are located at One Bausch & Lomb Place, Rochester, New York 14604, telephone number
(716) 338-6000.

                              RECENT DEVELOPMENTS

LITIGATION UPDATE

     In its 1996 Annual Report on Form 10-K, the Company described shareholder actions commenced in June 1994 against the Company and several officers. On November 14, 1997, the Company entered into a memorandum of understanding with the attorneys representing the purported class of purchasers of Bausch & Lomb common stock from December 13, 1993 through January 25, 1995. Bausch & Lomb agreed to pay $42 million to resolve these claims. The parties have agreed to work out the specific terms of the settlement during the ninety days following execution of the memorandum of understanding. Once the detailed terms of the settlement agreement are finalized between Bausch & Lomb and the attorneys for the shareholders, the agreement will be submitted to the court for approval and notice of the specific terms will be provided to potential members of the class.

     In its 1996 Annual Report on Form 10-K, the Company discussed a continuing investigation by the Securities and Exchange Commission regarding the Company's accounting treatment of a fourth quarter 1993 sales program initiated by the Contact Lens Division and of sunglass sales in its Asia Pacific Division in the period from late 1992 through early 1994. On November 17, 1997, the Company confirmed that it had entered into an administrative Consent Order with the SEC, finally resolving the investigation. The Consent Order requires that the Company cease and desist from committing or causing any violation and any future violation of certain provisions of the Exchange Act and the rules promulgated thereunder.

CHANGES IN LONG TERM DEBT RATINGS

     In its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1997, the Company reported that following the announcement of pending acquisitions by the Company of Chiron Vision Corporation and Storz Instrument Company, both Standard & Poor's and Moody's Investor Service placed the Company's long term debt ratings under review for possible downgrade. The Company has been notified by each rating service that its review has been completed, the result being that the Company's long-term debt has been downgraded by Standard & Poor's to BBB and by Moody's Investor Service to Baa2.

RECENT ACQUISITIONS

     In its Form 8-K filed with the Commission on January 13, 1998, the Company reported the consummation of two previously announced acquisitions. The following summarizes the information contained in that report:

     On December 29, 1997, the Company acquired, for $300 million in cash, all of the issued and outstanding shares of Chiron Vision Corporation ("Chiron Vision"), pursuant to an October 21, 1997 agreement between the Company and Chiron Corporation, the sole shareholder of Chiron Vision. Chiron Vision's business is the research, development and manufacture of innovative products that improve results in cataract and refractive surgery, and the treatment of progressive eye diseases.

     On December 31, 1997, the Company, in a combined purchase of stock and assets, acquired, for $380 million in cash, Storz Instrument Company, Storz Ophthalmics, Inc. and Cyanamid Chirurgie S.A.S. (collectively the "Storz Entities") pursuant to an October 21, 1997 agreement by and among the Company, American Cyanamid Company ("Cyanamid") and American Home Products Corporation ("AHP"). Storz manufactures and distributes high quality ophthalmic surgical instruments, surgical and diagnostic equipment, intraocular lens implants and ophthalmic pharmaceuticals.

     The funds used to consummate both of these acquisitions came from the issuance by the Company of short-term obligations under the Company's commercial paper program.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents the Company's ratio of earnings to fixed charges for the periods shown.

          YEAR ENDED DECEMBER
---------------------------------------
1997   1996   1995   1994   1993   1992
----   ----   ----   ----   ----   ----
       4.16   5.46   3.71   7.06   9.31

     For the purpose of this ratio: (i) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Company and their subsidiaries and will be used for general corporate purposes, including working capital and capital expenditures, and for the refinancing of existing short-term indebtedness. The Company may invest the proceeds in marketable securities prior to their application to such uses. The approximate amount of such net proceeds will be specified in the applicable Prospectus Supplement and will depend upon the type, aggregate principal amount and initial offering price of the particular series of Debt Securities to be determined at the time of sale.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture, dated as of September 1, 1991 (the "Indenture"), between the Company and Citibank, N.A., as Trustee (the "Trustee"), a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Indenture does not limit the aggregate principal amount of the debt securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement for the following terms or additional provisions of the Debt Securities offered at that time (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date or dates from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the regular dates for any such interest payment dates; (vii) any provision relating to the mandatory or optional redemption of the Offered Debt Securities; (viii) the place or places at which the Company will make payment of principal of and any premium and interest on the Offered Debt Securities and the method of such payment; (ix) the person to whom any interest on any Offered Debt Security will be payable, if other than the person in whose name that Offered Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (x) if other than U.S. dollars, the currency (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities shall be payable; (xi) any currency (including composite currencies) other than the stated currency of the Offered Debt Securities in which the principal of and any premium and interest on the Offered Debt Securities may, at the election of the Company or the Holders, be payable, and the periods within which, and terms and conditions upon which, such election may be made; (xii) if the amount of payments of principal of and any premium and interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined;
(xiii) the right of the Company to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture;
(xiv) whether the Offered Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Security or Global Securities; (xv) any restrictive covenants, Events of Default, or other terms relating to the Offered Debt Securities in addition to those described herein; (xvi) any provision for the exchange or conversion of the Offered Securities for Common Stock and the terms and conditions of such exchange or conversion; and (xvii) any other specific terms of the Offered Debt Securities.

     Principal and any premium or interest will be payable, and the Debt Securities will be transferable, at the Place of Payment designated for such Debt Securities (Sections 305 and 1002); provided that the payment of any interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears on the Security Register.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section
302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith. (Section
305) Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof following the occurrence of an Event of Default and the continuation thereof. (Section 101)

SUBSIDIARIES

     The term "Subsidiary" is defined as a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. The term "Significant Subsidiary" has the meaning specified in

Article I, sec.210.1-02(v) of Regulation S-X of the Securities and Exchange Commission as in effect on September 1, 1991.

LIMITATION UPON SECURED DEBT OF THE COMPANY AND ITS SIGNIFICANT SUBSIDIARIES

     If the Company or any Significant Subsidiary incurs, issues, assumes, guarantees or suffers to exist any Debt secured by a Mortgage on any property of the Company or any Significant Subsidiary, or on any shares of stock or Debt of any Significant Subsidiary, the Company will secure or cause such Significant Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, for as long as such secured Debt is so secured, unless the aggregate amount of all such secured Debt plus all Attributable Debt of the Company and its Significant Subsidiaries in respect of sale and leaseback transactions (other than those exempt under clause (b) under "Limitation Upon Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets. (Section 1008) This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Significant Subsidiary, (b) Mortgages in favor of the Company or any Significant Subsidiary, (c) Mortgages in favor of any governmental bodies to secure progress, advance or other payments, (d) Mortgages on property (including leasehold estates), shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction Mortgages which are created or for which commitments are received within specified time limits, and (e) within certain limitations, any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 1008) "Attributable Debt" means the total net amount of rent required to be paid during the remaining term of any lease, discounted at a rate per annum equal to the weighted average interest rate, or yield to maturity in the case of an Original Issue Discount Security, borne by all the Outstanding Securities compounded semi-annually. (Section 101) "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof constituting Funded Debt, as defined below, by reason of being renewable or extendable) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, as set forth on the Company's most recent consolidated balance sheet. (Section 101)

LIMITATION UPON SALE AND LEASEBACK TRANSACTIONS

     Sale and leaseback transactions (except such transactions involving leases for less than three years) by the Company or any Significant Subsidiary are prohibited unless (a) the Company or Significant Subsidiary would be entitled to incur Debt secured by a Mortgage on the assets to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Debt Securities, or (b) the proceeds of the sale or transfer of the assets to be leased are at least equal to their fair market value and, within 120 days after the sale or transfer, the proceeds are applied to the purchase or acquisition (or, in the case of real property, the construction) of assets or to the retirement of Funded Debt. (Section 1009) "Funded Debt" means indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months at the option of the borrower. (Section 101)

MERGER AND CONSOLIDATION

     The Company may consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into any other corporation, provided that in any such case, (i) either the Company shall be the continuing corporation, or the successor corporation shall be a corporation organized and existing under the laws of the United States of America or a State thereof and such successor corporation shall expressly assume the due and punctual payment of the principal of and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition. (Section 801) If, after giving effect to any such consolidation or merger of the Company with or into any other corporation, or after giving effect to any sale or conveyance of the property of the Company as an entirety or substantially as an entirety to any other corporation, the corporation formed by or resulting or surviving therefrom or which shall have received such property would have outstanding any Debt secured by any Mortgage on any property of the Company or any Significant Subsidiary, or any shares of stock or Debt of any Significant Subsidiary, which such Debt could not at such time be incurred by such corporation under Section 1008 of the Indenture without equally and ratably securing the Securities, the Company, prior to such consolidation, merger, sale or conveyance, will secure the Securities Outstanding under the Indenture, equally and ratably with (or prior to) the Debt secured by such Mortgage in the manner described in Section 1008 of the Indenture. (Section 803)

EVENTS OF DEFAULT

     With respect to Debt Securities of any series, the following will be Events of Default under the Indenture: (a) default in the payment of any interest on a Debt Security of that series when due, continued for 30 days; (b) default in the payment of principal of (or premium, if any, on) a Debt Security of that Series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant by the Company (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 10% of the principal amount of Outstanding Debt Securities of such series; (e) acceleration of any indebtedness for money borrowed in excess of $20,000,000 by the Company as the result of a default under the terms of the instrument under which such indebtedness is or may be issued, or by which it may be secured or evidenced, if such acceleration is not rescinded or annulled, or such indebtedness not discharged, within 10 days after written notice to the Company by the Trustee or to the Trustee and the Company by the Holders of at least 10% of the principal amount of Outstanding Debt Securities of such series; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or discretion of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. (Section 512)

     If an Event of Default with respect to Debt Securities of any series shall occur and be continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms of that series) of all of the Debt Securities of that series to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders). Upon such declaration, such principal amount (or specified amount), plus any interest accrued on such Debt Securities to the date of declaration, shall become immediately due and payable. Upon payment (i) of (A) such principal amount and (B) such interest and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of principal of and interest on such Debt Securities shall terminate. At any time after such declaration of acceleration with respect to the Debt Securities of any series, but before a judgment or decree based on such declaration has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such declaration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502)

     No Holder of any Debt Security will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION, AMENDMENT OR WAIVER

     With certain limited exceptions, modifications and amendments of the Indenture may not be made by the Company and the Trustee without the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that without the consent of each Holder of Debt Securities affected thereby no such modification or amendment may (1) change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (2) reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, any Debt Security; (3) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof; (4) change the place or currency of payment of principal of, or interest or premium, if any, on, any Debt Security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the stated maturity thereof (or redemption date thereof, if applicable); (6) reduce the percentage in principal amount of the Outstanding Debt Securities of any series the consent of whose Holders is required for any supplemental indenture or waiver provided for in the Indenture; or (7) modify the foregoing requirements except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Sections 901 and 902)

     Compliance with certain covenants (including those referred to above relating to restrictions on secured debt and on sales and leasebacks) may be waived with respect to the Debt Securities of any series, either generally or in a specific instance, before the time for compliance with such covenants, by the Holders of at least a majority in principal amount of the Outstanding Securities of that series. (Section 1010) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture with respect to such series, except a default in the payment of principal (or premium, if any) or interest or a default in respect of those covenants or provisions of the Indenture which cannot be modified without the consent of each Holder of Outstanding Securities of such series affected. (Section 513)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if provision therefor is made with respect to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities (except from the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Securities under Sections 501(5), 1008 and 1009 of the Indenture (being the cross-default provision described in clause (e) under "Events of Default" and the restrictions described under "Limitation Upon Secured Debt of the Company and its Significant Subsidiaries" and "Limitation Upon Sale and Leaseback Transactions", respectively) ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. In the case of defeasance, the Holders of such Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. (Article Thirteen)

CONCERNING THE TRUSTEE

     Citibank, N.A. will act as Trustee under the Indenture. Citibank is a participating lender in the Company's line of credit with a commitment to lend up to $17,500,000 in five-year term loans and $52,500,000 in short-term loans. The Company also receives a variety of other banking services from Citibank, including unconfirmed credit lines, cash management services, foreign currency trading arrangements, interest rate management and factoring of domestic accounts receivable. Citibank also provides certain banking services to the Company's foreign subsidiaries.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of the Debt Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the sale of the Debt Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Any Debt Securities sold pursuant to a Prospectus Supplement will be a new issue of securities with no established trading market. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities. Any Common Stock issuable upon exchange or conversion of any Debt Securities sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange, subject to official notice of issuance.

     Underwriters participating in the offering of the Debt Securities may purchase and sell Debt Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by such underwriters in connection with the offering. Such underwriters may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Debt Securities sold in the offering may be reclaimed by such underwriters if such Debt Securities are repurchased by the underwriters in stabilizing transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or be entitled to contribution with respect to any payments which the underwriters, dealers or agents may be required to make in respect of such liabilities.

     Underwriters, dealers and agents may engage in transactions with, or perform other services for, the Company in the ordinary course of business.

     In order to comply with the securities laws of certain states, if applicable, the Debt Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Debt Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                    EXPERTS

     The financial statements and financial statement schedules incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          VALIDITY OF DEBT SECURITIES

     Certain legal matters in connection with the Debt Securities issued by the Company and any Common Stock which may be issuable upon the exchange or conversion of any such Debt Securities will be passed upon for the Company by Robert B. Stiles, Senior Vice President and General Counsel of the Company. Mr. Stiles owns approximately 3,926 shares of the Company's Common Stock and also has exercisable options to purchase an additional 19,691 shares of the Company's Common Stock. Pursuant to its By-laws, the Company is required to indemnify Mr. Stiles to the fullest extent permitted by New York law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company. The Company also maintains directors' and officers' liability insurance under which Mr. Stiles is insured against certain expenses and liabilities.